March 25, 2025

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Aeluma, Inc.

Registration Statement on Form S-1, as amended

File No. 333-285469

Acceleration Request

Requested Date: March 25, 2025

Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Craig-Hallum Capital Group LLC, as sole underwriter, hereby joins Aeluma, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-285469) (the “Registration Statement”) be declared effective on March 25, 2025, at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended

Very truly yours,

Craig-Hallum Capital Group LLC

By:	/s/ Rick Hartfiel
Name:	Rick Hartfiel
Title:	Head of Investment Banking